Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603



                                 July 22, 2020




Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



                                  Re: FT 8817
                         America Works Portfolio Series
                                 (the "Trust")
                      CIK No. 1811597 File No. 333-239254
              ___________________________________________________



Dear Mr. Cowan:

      We received your additional comment regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comment.

COMMENT

Portfolio Selection Process
---------------------------

      1. PLEASE REVISE THE DISCLOSURE TO MORE CLEARLY EXPLAIN WHAT COMPANIES WITH "STRONG MARKET POSITIONS" THAT HAVE THE "POTENTIAL TO LEAD THE ECONOMIC RECOVERY" ARE AND HOW THIS CONNECTS TO THE LAST SENTENCE OF THE FIRST PARAGRAPH OF THE DISCLOSURE.

      Response: In accordance with the Staff's comment, the disclosure under the section entitled "Portfolio Selection Process" will be removed and replaced in its entirety with the following:

      "The  Trust  is   a  unit  investment  trust  that  invests  in  a
      diversified portfolio of Common Stocks of American companies. Our goal with this portfolio is to choose companies that we believe have the potential to benefit from the economic recovery once the COVID-19 pandemic is behind us. The portfolio focuses on companies with significant exposure to places where Americans shop, dine and purchase everyday goods and services as well as entertainment and travel related companies.

      Through our selection process, we seek to find companies with the following qualities:
         - Skilled management;
         - High liquidity; and
         - Ability to generate earnings growth in the event of an economic recovery.

      The Sponsor ran the Common Stocks included in the Trust's portfolio through a series of quality, liquidity and suitability screens in order to determine the Trust's final portfolio. For the quality screen, the Sponsor screened for companies with market capitalizations of typically $100 million or greater, analyst stock ratings with an average of hold or higher, investment grade bond credit ratings and stocks that trade on a major U.S. stock exchange. For the liquidity screen, the Sponsor only selected stocks that have enough daily liquidity to adequately support the buying and selling of the anticipated number of shares on any given day to meet the Trust's purchases and/or redemption requirements. Lastly, only those securities that fit within the Trust's investment objective and are suitable to be included in a unit investment trust are eligible to be included in the Trust's portfolio."

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                                        Very truly yours,

                                                        CHAPMAN AND CUTLER LLP


                                                        By /s/ Daniel J. Fallon
                                                        ________________________
                                                           Daniel J. Fallon